Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Partners

Host Marriott, L.P.:

We consent to the use of our report dated February 23, 2004, except as to notes 4, 11, 16,19 and 20, which are as of July 15, 2004 with respect to the consolidated balance sheets of Host Marriott, L.P. as of December 31, 2003 and 2002 and the related consolidated statements of operations, partners’ capital and cash flows for each of the years in the three-year period ended December 31, 2003, and the related schedule of real estate and accumulated depreciation included herein and to the reference to our firm under the heading “Experts” in the registration statement.

Our report refers to the adoption by Host Marriott, L.P. of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets in 2002.

/s/ KPMG LLP

McLean, Virginia

December 8, 2004